PROMISSORY NOTE

This Promissory Note (the "Note") is made and effective the October 1, 2010,

BETWEEN:	**Trellis Earth Products, inc.** (the "Borrower"), a corporation organized and existing under the laws of the state of Oregon, with its head office located at:
	13315 NE Airport Way, Suite 800, Portland OR 97230
AND:	**Yueh-Hsia Hsiang aka Amanda** (the "Lender"), an individual residing at 7517 SE Hawthorne Blvd, Portland OR 97215.

RECITALS

FOR VALUE RECEIVED, the undersigned Borrower promises to pay to the order of Lender the sum of $15,000 Dollars, with annual interest at the rate of 14% on any unpaid balance.

This note shall be paid in full six months from the date hereof, with interest paid monthly on an amount that reflects the actual pro-rated interest calculated by the number of days per month.

This note may be prepaid without penalty. All payments shall be first applied to interest and the balance to principal.

This note shall be due and payable upon demand of any holder hereof should the Borrower default in any interest payment beyond 15 days of its due date. All parties to this note waive presentment, demand and protest, and all notices thereto. In the event of default, the undersigned agree to pay all costs of collection and reasonable attorney's fees. The undersigned shall be subject to a Security Interest Agreement, as attached.

IN WITNESS WHEREOF, the undersigned has caused this Promissory Note to be duly executed as of the date first written above.

For Trellis Earth Products, Inc.   **Yueh-Hsia Hsiang aka Amanda**

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Authorized Signature   Authorized Signature

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Print Name and Title   Print Name and Title